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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             MEADE INSTRUMENTS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   583062 10 4
                             -----------------------
                                 (CUSIP Number)

                                    12/31/02
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                       1

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CUSIP No. 583062 10 4


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1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     John C. Diebel
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Citizenship or Place of Organization
     USA
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               5.   Sole Voting Power
  NUMBER OF         2,889,374 SHARES COMMON STOCK*
   SHARES      _________________________________________________________________
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          N/A
    EACH       _________________________________________________________________
  REPORTING    7.   Sole Dispositive Power
   PERSON           2,889,374 SHARES COMMON STOCK*
    WITH:      _________________________________________________________________
               8.   Shared Dispositive Power
                    N/A
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,889,374 SHARES COMMON STOCK*
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10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                        [_]
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11.  Percent of Class Represented by Amount in Row (9)
     14.6%
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12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

* The amount disclosed includes 664,374 shares subject to options that are currently exercisable or will become exercisable on or before April 14, 2003.

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Item 1.

      (a)   Name of Issuer:
            MEADE INSTRUMENTS CORP.


      (b)   Address of Issuer's Principal Executive Offices:
            6001 OAK CANYON
            IRVINE, CA 92618


Item 2.
      (a)   Name of Person Filing:
            JOHN C. DIEBEL

      (b)   Address of Principal Business Office, or if None, Residence:
            6001 OAK CANYON
            IRVINE, CA 92618

      (c)   Citizenship:
            USA

      (d)   Title of Class of Securities:
            COMMON STOCK

      (e)   CUSIP Number:
            583062 10 4



                                       3
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ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR
          240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


ITEM 4.   OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 2,889,374 SHARES COMMON STOCK.
          The amount disclosed includes 664,374 shares subject to options that are currently exercisable or will become exercisable on or before April 14, 2003.

     (b)  Percent of class: 14.6%

     (c)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: 2,889,374 SHARES COMMON STOCK.

          (ii)  Shared power to vote or to direct the vote: N/A.

          (iii) Sole power to dispose or to direct the disposition of: 2,889,374 SHARES COMMON STOCK.

          (iv)  Shared power to dispose or to direct the disposition of: N/A.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


                                       4
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ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                                                                             N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

                                                                             N/A


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of thE group.

                                                                             N/A


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                                                                             N/A


ITEM 10.  CERTIFICATION

         (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                       5
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 11, 2003
                                     ----------------------------------
                                                   Date

                                         By: /s/ John C. Diebel
                                     ----------------------------------
                                                 Signature

                            John C. Diebel, Chairman and Chief Executive Officer
                            ----------------------------------------------------
                                                  Name/Title


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